LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE
OF COUNSEL

WWW.LEGALANDCOMPLIANCE.COM

DIRECT E-MAIL:
LAURAANTHONYPA@AOL.COM

August 26, 2008

VIA ELECTRONIC EDGAR FILING
AND FAX (202)772-9217

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 6010
Washington, DC 20549
Attn: Jeffrey P. Reidler, Assistant Director

RE: Life Nutrition Products, Inc.
Registration Statement on Form S-1
Filed July 21, 2008
File No. 333-152432

Dear Mr. Reidler:

In accordance with Rule 461 promulgated under the Securities Act of 1933, Life Nutrition Products, Inc. requests that the effective date of its registration statement on Form S-1 be accelerated to become effective on Wednesday, August 27, 2008 at 9:30 a.m., or as soon thereafter as possible.

Life Nutrition Products acknowledges that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your attention to this matter is appreciated.

Legal & Compliance, LLC

By:______________________
Laura Anthony, Esq.

LIFE NUTRITION PRODUCTS, INC.

Date: August 26, 2008

/s/

Name: Michael M. Salerno
Title: Chief Executive Officer, Chairman
Principal Financial Officer
Principal Accounting Officer

Date: August 26, 2008

/s/

Name: Richard G. Birn
Title: Vice President, Director

330 CLEMATIS STREET, # 217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832